December 18, 2024

Gerald C. Bialek
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

       Re: Century Aluminum Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 001-34474
Dear Gerald C. Bialek:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 26

1. We note that you do not include S-K 1300 mineral property disclosure for your 55%
       interest in Jamalco, including bauxite mining and alumina production in Jamaica.
       Please refer to Item 1301 of Regulation S-K regarding required mineral property disclosures, and provide your materiality analysis associated with this property.
       Please note that the analysis should include all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 37

2. Please provide a more informative analysis and discussion of changes in operating,
 December 18, 2024
Page 2

       investing and financing cash flows. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements.
       Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-
       8350.

Supplemental Guarantor Financial Information, page 38

3. As required by Item 601(b)(22) of Regulation S-K, please revise future filings to include an Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.

Notes to the Consolidated Financial Statements
2. Acquisition of Jamalco, page 60

4. Citing authoritative GAAP guidance, where applicable, please address the following comments related to your May 2023 acquisition of Jamalco JV, an unincorporated joint venture:

             Tell us how you determined you have a controlling financial interest in Jamalco and how your acquisition transaction is not subject to the scope exclusion of ASC
           805-10-15-4(a). In doing so, explain if you consolidate Jamalco under a variable interest or voting interest model and clarify how you determined the Government of Jamaica, as the 45% interest holder, does not possess any powers or rights, such as substantive participating rights, that would preclude consolidation.

             Tell us why you deferred the bargain purchase gain until the first quarter of fiscal
           2024, rather than immediately recognizing it upon the acquisition date pursuant to
           ASC 805-30-25-2.

             Although we note your disclosure that the seller was "experiencing financial distress," tell us in sufficient detail why the sales price was only $1 for net assets with a fair value of approximately $270 million.

             Tell us how you determined the amount allocated to the noncontrolling interest pursuant to ASC 805-20-30-1 and why it was only $2.3 million.

4. Related Party Transactions, page 62

5. Please identify and state the amounts of your related party transactions on the face of the financial statements pursuant to Rule 4-08(k) of Regulation S-X. In particular, we note your disclosures on pages 62 and 96 that you purchase raw materials from and recognize gains (losses) on forward and derivative contracts with Glencore plc.
 December 18, 2024
Page 3


8. Debt, page 68

6. We note that your debt agreements include provisions that may limit your ability and the ability of certain subsidiaries to pay dividends or make distributions. You also disclose on page 19 that the "ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to applicable laws and any restrictions or prohibitions on intercompany transfers by those subsidiaries contained in agreements governing the debt or other obligations of such subsidiaries." Please address the following related comments to the extent applicable:

             Provide all disclosures required by Rule 4-08(e) of Regulation
S-X.

             Quantify for us the amount of restricted net assets of consolidated subsidiaries as of the end of fiscal 2023. If the restricted net assets, as calculated under Rule 1-
           02(dd) of Regulation S-X, exceed 25% of your consolidated net assets, provide
           Schedule I parent company financial statements prescribed by Rules 5-04 and 12-
           04 of Regulation S-X.

17. Commitments and Contingencies
Contingent Obligation, page 92

7.     We note that you have recorded a contingent obligation in connection with the
          unwind    of a contractual arrangement and the execution of a
long-term cost-based
       power contract in July 2009. You further disclose that the obligation to make principal and interest repayments is contingent upon certain operating criteria for your
       Hawesville facility and aluminum prices. Citing authoritative accounting guidance, as applicable, tell us why you have recorded a contingent obligation if you believe that you "will not be required to make payments on the contingent obligation during the term of the agreement, which expires in 2028." Also explain to us the specific nature and terms of the related offsetting derivative asset, including the counterparty involved.

Note 19. Business Segments, page 94

8. We note that your bauxite and alumina refinery, acquired in the Jamalco business combination, and each of your four operating primary aluminum smelters represent operating segments that have been aggregated into a single reportable segment. We further note your risk factor disclosure on page 16 that "Operating bauxite mining and alumina refining assets may require different operating strategies and managerial expertise than our other operations, and these operations are subject to additional and/or different regulatory requirements." Given the distinct nature of your bauxite mining and alumina refinery operations, tell us in sufficient detail how such operations meet the aggregation criteria set forth in ASC 280-10-50-11, including similar economic characteristics. Also address how your four smelter facilities
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Page 4

       continue to have similar economic characteristics with each other, given that certain facilities have curtailed operations in recent years due to unfavorable market conditions, such as energy and aluminum prices.

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 97

9. We note you have concluded that your internal control over financial reporting
       ("ICFR") was effective as of December 31, 2023 despite the identification of a material weakness. Since management is not permitted to conclude that ICFR is effective if there are one or more material weaknesses, please revise your filing to conclude that ICFR was not effective as of December 31, 2023. Refer to Section
       II.B.3(c) of SEC Release No. 33-8238.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
with any questions regarding comments on the financial statements and related matters.
Please contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa at 202-
551-3650 with any questions regarding comments on the mineral property disclosures.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing